SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of OCTOBER, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)





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              <Logo Indosat Appears Here>


Indosat signed Addendum to Indosat Bond III Year 2003


Jakarta, 9 October 2003 PT Indosat Tbk. (Indosat or
Company) hereby announced that related to the plan to issue Indosat Bond III year 2003, the Company signed addendum to the Trustee Agreement and addendum to the Underwriting Agreement for Indosat Bond III Year 2003 in the amount of Rp 2,500,000,000,000 (two trillion and five hundred billion rupiah).

As announced in the newspaper on 9 October 2003, the Company intends to increase the issuance size of Indosat
Bond III Year 2003 from Rp 1,750,000,000,000 (one trillion seven hundred fifty billion rupiah) to become
Rp 2,500,000,000,000 (two trillion and five hundred billion rupiah). Rating for Indosat Bond III Year 2003 in the amount of Rp 2,500,000,000,000 (two trillion and five hundred billion rupiah).is idAA+ with stable outlook by PEFINDO and AA+ by PT Kasnic Credit Rating Indonesia.

Signing of the addendum to the Trustee Agreement for Indosat Bond III Year 2003 were conducted between the
Company and PT Bank Rakyat Indonesia (Persero) as trustee
Wali Amanat. While the signing of the addendum to the Underwriting Agreement for Indosat Bond III Year 2003 were conduted between the Company and PT Andalan Artha
Adivisindo Sekuritas and PT ING Securities Indonesia as the lead underwriter with allocation of Rp 1,212,000,000,000 (one trillion two hundred and twelve billion rupiah) each and the co-Underwriters comprises 28 securities companies with total allocation in the amount of Rp 76,000,000,000 (seventy-six billion rupiah).

Indosat President Director Widya Purnama said : The upsize of issuance is conducted taking into account the result of bookbuilding in the amount of Rp 3,397,000.000 (three trillion three hundred and ninety seven billion) comprises of Managed Fund (30.9%), Banks (17.8%), Insurance (26.9%),
Pension Fund (14.3%) and others (10.2%) as well as our requirement to refinance the entire Satelindo, our subsidiary, US$ debt in the amount of US$ US$320.8 million as of end of September. In other words, the entire proceed from the issuance will be used to refinance US$ debt of Satelindo, add Widya.

Series A of Indosat Bond III Year 2003 Obligasi III
Indosat Tahun 2003 Seri A (5 years Maturity) will be offered with coupon at the level of 12.50% p.a while
Series B (7 years Maturity) will be offered with coupon at the level of 12.875% p.a. Official offering will be conducted after the statement of effectiveness of the registration by Bapepam (Indonesian Capital Market
Supervisory Board)

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication &
Internet (MIDI). In the first half 2003, cellular business contributed 57.5% of Company's operating revenues, IDD 25.4% and MIDI & others 17.1%. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange
(JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The
Company does not intend to register any part of the offering in the United States.



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                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: October 16, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President